UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 5)1

Friedman Industries, Incorporated

(Name of Issuer)

Common Stock, $1.00 par value

(Title of Class of Securities)

358435105

(CUSIP Number)

Milton C. Ault, III

BITNILE Holdings, Inc.

11411 Southern Highlands Parkway, Suite 240

Las Vegas, NV 89141

(949) 444-5464

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 22, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

1             The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 358435105

1	NAME OF REPORTING PERSONS BitNile Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 334,699
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 334,699
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 334,699
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.89%
14	TYPE OF REPORTING PERSON CO

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CUSIP No. 358435105

The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned (“Amendment No. 5”) on July 9, 2021 as amended on August 30, 2021, November 8, 2021, January 24, 2022 and February 17, 2022 (the “Schedule 13D”). This Amendment No. 5 amends the Schedule 13D as specifically set forth herein. Except as otherwise specified in this Amendment No. 5, all items in the Schedule 13D are unchanged. All capitalized terms used in this Amendment No. 5 and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by BH as reported on the Schedule 13D were purchased with working capital in open market purchases. BH expended an aggregate of $4,162,141.48 for the purchase of the Shares.

The Shares transacted by BH subsequent to the Schedule 13D decreased BH’s aggregate expenditures by $687,407.16. Consequently, as of the date of this Amendment No. 5, BH has expended an aggregate of $3,474,734.32 for the purchase of the Shares.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by the Reporting Person herein is based upon 6,856,009 Shares outstanding, which is the total number of Shares outstanding as of February 14, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 14, 2022.

BH

(a)	As of the close of business on February 22, 2022, BH beneficially owned 334,699 Shares.

Percentage: Approximately 4.89%

(b)	1. Sole power to vote or direct vote: 334,699
2. Shared power to vote or direct vote: None
3. Sole power to dispose or direct the disposition: 334,699
4. Shared power to dispose or direct the disposition: None

(c)	BH has not entered into any transactions in the Shares during the past sixty days except for the open market transactions conducted by its wholly-owned subsidiary Digital Power Lending, LLC set forth below or previously reported on the Schedule 13D.

Digital Power Lending, LLC

Digital Power Lending, a wholly-owned subsidiary of BH, engaged in the following transactions in the Shares since February 17, 2022:

Nature of the Transaction	Shares of Common Stock Purchased / (Sold)	Price Per Share ($)	Date of Transaction
Sale of Common Stock	(29,500)	8.19	02/17/2022
Sale of Common Stock	(16,500)	7.80	02/18/2022
Sale of Common Stock	(41,301)	7.68	02/22/2022

(d)	No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Effective as of the close of business on February 22, 2022, the Reporting Person ceased to be the beneficial owner of more than five percent of the class of securities.

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CUSIP No. 358435105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 23, 2022

BITNILE HOLDINGS, INC.

By:	/s/ Milton C. Ault, III
Milton C. Ault, III Executive Chairman

DIGITAL POWER LENDING, LLC

By:	/s/ David J. Katzoff
David J. Katzoff Manager

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